Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2015 Marked By Respective 24.5% And 35.3% Revenue Growth in Constant Currency

LONDON, U.K., February 11, 2016 — Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and nine months ended December 31, 2015.

Highlights — Three Months Ended December 31, 2015

•                  US GAAP revenue on the reported basis amounted to $171.9 million, an increase of 18.0% year over year and 6.4% sequentially

•                  US GAAP revenue on the constant currency basis amounted to $181.4 million, an increase of 24.5% year over year and 7.7% sequentially

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $32.8 million and EBITDA margin was 19.1%, compared to $35.6 million and 24.4% in the year ago quarter and $37.0 million and 22.9% sequentially

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.52, compared to $0.73 in the year-ago quarter and $0.67 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.72, compared to $0.81 in the year-ago quarter, and $0.84 sequentially

Highlights — Nine Months Ended December 31, 2015

•                  US GAAP revenue amounted to $481.5 million, an increase of 25.7% year over year

•                  US GAAP revenue on the constant currency basis amounted to $518.4 million, an increase of 35.3% year over year

•                  Adjusted EBITDA was $96.9 million and EBITDA margin was 20.1%, compared to $79.0 million and 20.6% for the same period last year

•                  Diluted EPS on a US GAAP basis was $1.62, compared to $1.64 in the nine months of last year

•                  Diluted EPS on a non-GAAP basis was $2.16, compared to $1.82 in the nine months of last year

•                  High Potential Account group generated revenues in access of $110 million, an increase of over 170% year over year

•                  Top customer client concentration decreased 9.9% year over year

•                  Productivity per engineer reached $77,208, an increase of 3.6% vs. the same period a year ago

Revenue for the three months ended December 31, 2015 increased to $171.9 million, up 18.0% from $145.8 million for the same period a year ago, and 6.4% sequentially. Adjusted EBITDA was $32.8 million with corresponding margins of 19.1%, as compared to $35.6 million and 24.4%, respectively, in the year ago quarter, and $37.0 million and 22.9% sequentially. US GAAP net income was $18.0 million, or $0.52 per diluted share, compared to $23.9 million and $0.73 per diluted share for the same period a year ago, and $23.0 million and $0.67 sequentially. Non-GAAP net income was $24.8 million, or $0.72 per diluted share, compared to $26.6 million and $0.81 per diluted share for the same period a year ago, and $28.6 million and $0.84 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the nine months ended December 31, 2015 increased to $481.5 million, up 25.7% from $383.2 million for the same period a year ago. US GAAP net income was $55.7 million, or $1.62 per diluted share, compared to $54.1 million and $1.64 per diluted share for the same period a year ago. Non-GAAP net income was $74.0 million, or $2.16 per diluted share, compared to $60.2 million and $1.82 per diluted share for the same period a year ago.

“Our company has delivered another quarter of strong organic growth and profitability, fully in line with our expectations.  We are witnessing a paradigm shift in the way information technology industry operates and IT services are being consumed” — said Dmitry Loschinin, CEO and President of Luxoft.  He added: “We believe that the offerings that we have in each domain of our expertise are extremely relevant for demand of today’s clients.  That is the main reason our pipeline remains resilient and supports strong financial and operating performance of Luxoft each quarter.  While customer concentration with our top client has decreased by 6% on the sequential basis and about 10% year over year, our second largest client and many other top 10 accounts delivered outstanding performance.   One of our new automotive High Potential Accounts (HPAs) has been developing very well and entered top 10 list as of the end of this quarter.  Our HPA group as a whole delivered 177% year over year growth for the past nine months and is on track to deliver at least 25% of our annual top line at the end of this financial year.  Over the past three months we added two new HPAs, one of which is a premier U.S.-based computer data storage provider and hard disk drive manufacturers in the world. The other - is an Asian multinational conglomerate operating in telecom space, among others.  Furthermore, Luxoft went through another stage of expansion: we forged new partnerships with QNX, expanded our geographic presence in Germany and Poland, and opened new locations in Sweden and Luxembourg.  We are pleased with the progress of the financial year 2016 and look forward to realizing new opportunities that lie ahead in 2017 and beyond”.

Virtually all of Luxoft’s key verticals delivered strong performance during the course of the year with Automotive and Transport, Technology and Financial Services delivering most robust annual growth of 39%, 36% and 29%, respectively.  For the same period, the Company generated historically steady revenue growth across its core geographies: revenues generated in the U.K. increased 50.5%, Swiss revenues increased 93.9%, and German revenues increased 34.6% compared to the year-ago quarter. Luxoft finished the first nine months of this financial year with 10,589 employees, of which 8,818 were delivery professionals, who continued to drive average productivity during this period to another record — in excess of $77,200 per engineer or 3.6% annual growth. Attrition remained at the historically normal level of 10.3%.  The effective tax rate for the nine months ended December 31, 2015 was 14.6%, in line with 14%-15% expected range for current fiscal year.

“We are excited to present a set of solid financial results to our shareholders.  Luxoft continues to make strides for expansion and constant improvements in our offerings, expertise, management, engineering delivery and geographical footprint.  As has been the case during the challenging years of 2008-2009 and 2012, Luxoft continues to deliver double-digit organic growth on a cumulative basis, despite expected quarterly volatility and material foreign currency headwinds.  Our offerings and solutions successfully resonate through economic cycles with the needs of clients globally and we hope it will continue.  Growth in the Automotive & Transport vertical over the past quarter, which amounted to 13.9% of the firm’s revenue as of December 31, 2015, up from 10.6% last quarter, is a highlight of Luxoft’s quarterly performance.   This quarter we also made a series of improvements on the balance sheet front, which resulted in higher levels of operating and free cash flows and improved days sales outstanding (DSO) dynamic.  I am especially glad to highlight that our staff growth continues to down-pace revenue growth, while delivering another solid hike in productivity by 3.6% to cross $77,000 in revenue per engineer” - said Roman Yakushkin, Chief Financial Officer.

Outlook for the Year Ending March 31, 2016:

The Company is confirming the following guidance for the financial year ending March 31, 2016:

•                  Revenue is expected to reach at least $645.5 million, an increase of at least 24.0% year over year, and an increase of at least 28.0% in constant currency.

•                  EBITDA margin adjusted for stock-based compensation is expected to be in the range of 17.0% - 19.0%.

•                  Fully diluted EPS is expected to reach at least $2.05 on a US GAAP basis; fully diluted EPS is expected to reach at least $2.60 on a non-GAAP basis.

•                  EPS is based on an estimated weighted average of 34,159,416 diluted shares.

•                  The management expects to end the financial year with the effective tax rate between 14.3% and 15%.

Conference Call Information:

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EST on Friday, February 12th, 2016 to review the financial and operational performance of the Company for the above-mentioned period.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://services.choruscall.com/links/lxft160212. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13628424. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on February 26th, 2016. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft:

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 27 dedicated delivery centers worldwide. It has over 10,000 employees across 30 offices in 16 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; and non-GAAP diluted Earnings per share (EPS). Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs, that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

http://www.sec.gov/Archives/edgar/data/1538375/000110465915037866/a15-11587_1ex99d1.htm

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Sales of services	171,946	145,754	481,543	383,196
Operating expenses
Cost of services (exclusive of depreciation and amortization)	97,412	76,728	275,835	211,904
Selling, general and administrative expenses	45,229	34,110	123,505	93,612
Depreciation and amortization	6,201	4,305	17,111	11,750
Loss from revaluation of contingent liability	61	389	845	996
Operating income	23,043	30,222	64,247	64,934

Other income and expenses
Interest income/(expense), net	61	(123)	(28)	(513)
Other gain, net	1,025	366	1,601	1,187
Gain from foreign currency exchange contracts	595	71	1,280	1,321
Net foreign exchange loss	(3,474)	(1,109)	(1,905)	(3,723)
Income before income taxes	21,250	29,427	65,195	63,206
Income tax expense	(3,211)	(5,495)	(9,536)	(9,099)
Net income	18,039	23,932	55,659	54,107
Net income attributable to the non-controlling interest
Net income attributable to the Group	18,039	23,932	55,659	54,107

Other comprehensive income, net of tax
Foreign currency translation adjustment	(288)	(1)	(426)	57
Comprehensive income	17,751	23,931	55,233	54,164

Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	17,751	23,931	55,233	54,164

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	0.55	0.73	1.69	1.65
Weighted average ordinary shares outstanding	32,892,577	32,822,757	32,885,820	32,780,223

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	0.52	0.73	1.62	1.65
Diluted weighted average ordinary shares outstanding	34,523,031	32,939,417	34,267,675	32,796,262

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars except share amounts)

	As of December 31, 2015 (unaudited)	As of March 31, 2015
Assets
Current assets
Cash and cash equivalents	$82,576	$45,593
Short-term investments	15,000	—
Trade accounts receivable, net of allowance for doubtful accounts of $1,837 at December 31, 2015 and $1,299 at March 31, 2015	122,661	102,269
Unbilled revenue	14,558	34,269
Work-in-progress	2,177	1,449
Due from related parties	2,630	1,121
VAT and other taxes receivable	1,457	2,403
Deferred tax assets	2,256	1,864
Advances issued	4,312	3,467
Other current assets	3,780	2,685
Total current assets	251,407	195,120

Non-current assets
Deferred tax assets	1,579	1,518
Property and equipment, net	41,329	34,727
Intangible assets, net	38,712	41,787
Goodwill	29,269	29,249
Other non-current assets	2,972	2,638
Total non-current assets	113,861	109,919
Total assets	$365,268	$305,039

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$145	$1,333
Accounts payable	5,085	9,700
Advances received	143	678
Accrued liabilities	20,235	19,860
Deferred revenue	5,683	9,165
Due to related parties	353	508
Taxes payable	18,740	17,382
Contingent payable for business acquisition, current	10,088	8,460
Contingent payable for software acquisition, current	510	698
Other current liabilities	692	920
Total current liabilities	61,674	68,704

Deferred tax liability, non-current	2,532	3,863
Contingent payable for business acquisition, non-current	12,633	12,605
Contingent payable for software acquisition, non-current	408	1,359
Other non-current liabilities	902	384
Total liabilities	78,149	86,915

Shareholders’ equity
Share capital (80,000,000 shares authorized; 32,892,577 issued and outstanding with no par value as at December 31, 2015, and 80,000,000 shares authorized; 32,851,345 issued and outstanding with no par value as at March 31, 2015)	—	—
Additional paid-in capital	102,935	89,173
Retained earnings	186,278	130,619
Accumulated other comprehensive loss	(2,126)	(1,700)
Total shareholders’ equity attributable to the Group	287,087	218,092
Non-controlling interest	32	32
Total equity	287,119	218,124
Total liabilities and equity	$365,268	$305,039

LUXOFT HOLDING , INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars except share amounts)

	For the nine months ended December 31,
	2015	2014
	(unaudited)
Operating activities
Income from operations	$55,659	$54,107

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,111	11,750
Deferred tax (benefit)/expense	(1,783)	626
Foreign currency exchange contracts income	(1,280)	(1,321)
Loss on foreign exchange	1,905	3,723
Provision for doubtful accounts	458	686
Loss from revaluation of contingent liability	845	996
Share-based compensation	13,762	2,085

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(1,639)	(30,791)
Work-in-progress	(728)	2,075
Due to and from related parties	(1,665)	402
Accounts payable	(3,480)	(8,904)
Advances received	(525)	(798)
Accrued liabilities	988	(87)
Deferred revenue	(2,901)	7,575
Changes in other assets and liabilities	(226)	5,261
Net cash provided by operating activities	76,501	47,385

Investing activities
Purchases of property and equipment	(15,067)	(10,001)
Purchases of intangible assets	(3,897)	(2,948)
Proceeds from disposal of property and equipment	40	39
Acquisitions, net of cash acquired	—	(8,183)
Short-term deposits	(15,000)	—
Net cash used in investing activities	(33,924)	(21,093)

Financing activities
Net repayment of short-term borrowings	(1,199)	(13,350)
Acquisition of business, deferred consideration	(3,292)	(1,000)
Dividend paid	—	(18)
Repayment of capital lease obligations	(84)	(29)
Overdraft facilities, net	—	(598)
Net cash used in financing activities	(4,575)	(14,995)

Effect of exchange rate changes on cash and cash equivalents	(1,019)	(1,837)
Net increase in cash and cash equivalents	36,983	9,460
Cash and cash equivalents at beginning of year	45,593	37,503
Cash and cash equivalents at end of period	$82,576	$46,963

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended December 31,				Nine Months Ended December 31,
	2015	2015		2015	2015	2015		2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	23,043	7,254	(a)	30,297	64,247	20,168	(a)	84,415
Operating margin	13.4%	4.2%		17.6%	13.3%	4.2%		17.5%
Net income	18,039	6,733	(b)	24,772	55,659	18,355	(b)	74,014
Diluted earnings per share	$0.52	—		$0.72	$1.62	—		$2.16

	Three Months Ended December 31,				Nine Months Ended December 31,
	2014	2014		2014	2014	2014		2014
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	30,222	3,136	(a)	33,358	64,934	6,913	(a)	71,847
Operating margin	20.7%	2.2%		22.9%	17.0%	1.8%		18.8%
Net income	23,932	2,636	(b)	26,568	54,107	6,126	(b)	60,233
Diluted earnings per share	$0.73	—		$0.81	$1.64	—		$1.82

	Three Months Ended December 31,		Nine Months Ended December 31,
(a)	2015	2014	2015	2014
Adjustments to GAAP operating income:
Stock-based compensation expense	$5,335	$972	$13,762	$2,084
Amortization of purchased Intangible assets	1,858	1,416	5,561	3,385
Loss from revaluation of contingent liability	61	389	845	996
Acquisition related costs	—	359	—	448
Total Adjustments to GAAP operating income:	$7,254	$3,136	$20,168	$6,913

	Three Months Ended December 31,		Nine Months Ended December 31,
(b)	2015	2014	2015	2014
Adjustments to GAAP net income
Stock-based compensation expense	$5,335	$972	$13,762	$2,084
Amortization of purchased Intangible assets	1,417	1,075	4,243	2,834
Loss from revaluation of contingent liability	(19)	266	350	827
Acquisition related costs	—	323	—	381
Total Adjustments to GAAP net income	$6,733	$2,636	$18,355	$6,126

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014
Net income	$18,039	$23,932	$55,659	$54,107
Adjusted for:
Interest Expense	(61)	123	28	513
Income tax	3,211	5,495	9,536	9,099
Depreciation and Amortization	6,201	4,305	17,111	11,750
EBITDA	$27,390	$33,855	$82,334	$75,469
Adjusted for
Stock based compensation	5,335	972	13,762	2,084
Change in fair value of contingent consideration	61	389	845	996
Acquisition related costs	—	359	—	448
Adjusted EBITDA	$32,786	$35,575	96,941	$78,997

LUXOFT HOLDING, INC

Schedule of supplemental information (unaudited)

(In thousands, except percentages)

	Revenue for the three Months Ended December 31,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
UK	60,049	34.9%	42,293	29.0%
U.S.	52,262	30.4%	62,415	42.8%
Germany	23,714	13.8%	15,184	10.4%
Russia	10,187	5.9%	11,221	7.7%
Switzerland	6,136	3.6%	2,866	2.0%
Singapore	2,080	1.2%	4,686	3.2%
Rest of Europe	11,956	7.0%	5,500	3.8%
Other	5,562	3.2%	1,589	1.1%
Total	171,946	100%	145,754	100%

	Revenue for the nine months ended December 31,
	2015		2014
Client location	Amount	% of sales	Amount	% of sales
UK	172,041	35.7%	114,348	29.8%
U.S.	149,435	31.0%	156,839	40.9%
Germany	62,122	12.9%	46,163	12.0%
Russia	26,225	5.4%	28,698	7.5%
Switzerland	14,777	3.1%	7,623	2.0%
Singapore	7,218	1.5%	12,366	3.2%
Rest of Europe	32,828	6.8%	13,647	3.6%
Other	16,897	3.6%	3,512	1.0%
Total	481,543	100%	383,196	100%

	Revenue for the three Months Ended December 31,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	114,562	66.6%	96,327	66.1%
Automotive and transport	23,881	13.9%	15,619	10.7%
Technology	11,361	6.6%	10,537	7.2%
Telecom	9,306	5.4%	10,442	7.2%
Travel and aviation	7,754	4.5%	9,075	6.2%
Energy	3,241	1.9%	3,040	2.1%
Other	1,841	1.1%	714	0.5%
Total	171,946	100%	145,754	100%

	Revenue for the nine months ended December 31,
	2015		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	330,808	68.7%	257,042	67.1%
Automotive and transport	55,958	11.6%	39,879	10.4%
Technology	33,409	6.9%	24,539	6.4%
Telecom	27,273	5.7%	24,690	6.4%
Travel and Aviation	21,804	4.5%	25,914	6.8%
Energy	9,515	2.0%	9,045	2.4%
Other	2,776	0.6%	2,087	0.5%
Total	481,543	100%	383,196	100%

Contact:

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Kristen A. Soroka, +1 212-964-9900 ext. 2290
Investor Relations Analyst
ksoroka@luxoft.com